

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 23, 2009

via U.S. mail and facsimile

Brian W. Dunham, Chief Executive Officer
Northwest Pipe Company
5721 SE Columbia Way, Suite 200
Vancouver, WA 98661

> **RE:** **Northwest Pipe Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Definitive Proxy Statement**
> **Filed April 3, 2009**
> **File No. 000-27140**

Dear Mr. Dunham:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Results of Operations, page 22

1. While the discussion of results of operations in your Forms 10-K and 10-Q discusses intermediate effects of certain trends and events on your operations, the analysis generally does not quantify these effects or discuss the reasons underlying those intermediate effects in sufficient detail for a reader to see the business through the eyes of management. For example:

   - You mention three different factors contributing to the decrease in Water Transmission sales in 2008, without quantifying the impact of each factor or providing analysis of each event sufficient for an investor to understand its impact on your operations and potential to affect future periods.
   - You state Water Transmission gross profit decreased primarily due to the decreased plant utilization in the fourth quarter of 2008. You do not discuss the underlying reasons for the decreased plant utilization in any detail or quantify its effects.
   - You state the "majority" of the increase in gross profit from Tubular products is a result of increased volume of energy product at higher unit sales, without quantifying the separate impact from the increased volume and the increased quantity or explaining the underlying reasons for either. It is also not clear whether other significant items impacted gross profit.
   - While you mention Tubular Products sales in 2008 benefited from increased prices accompanying rising steel costs, there is no analysis of the impact of steel prices on the cost of your raw materials and no discussion of the effect on the operations in your Water Transmissions business. It appears an investor would benefit from an in-depth analysis of the changes in the cost of purchased steel, including a discussion of your ability to adjust selling prices, explanation of restrictions on such ability, and analysis of the impacts on various line items of your income statement.

   These examples are not meant to be a comprehensive list and are merely representative of issues noted throughout your discussion. In future filings please expand the discussion of results of operations to quantify the impact of the events disclosed, describe their underlying causes, and provide additional analysis. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 24

2. You disclose on page F-10 that one customer accounted for 20% of total accounts receivable. Please revise future filings to address the significance of this one customer to your liquidity and please alert investors to any signs of liquidity

problems or slow payments related to this material customer. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

3. To the extent that future non-compliance of any covenant on your line of credit or long-term debt is reasonably likely, please revise future filings to disclose and discuss the specific terms of any such covenants, as well as the terms of your most significant and restrictive covenants in MD&A. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Critical Accounting Policies, page 19

Goodwill, page 20

4. You disclose on page 19 that you expect the recessionary environment to have the biggest impact to your tubular products group, and tubular products sales decreased by 25% to $22.5 million in the first quarter of 2009 from $30.1 million in the first quarter of 2008.   We note the entire goodwill balance is allocated to tubular products. In future filings please expand your policy for testing goodwill for impairment to describe the assumptions used, including a sensitivity analysis of significant assumptions and a discussion as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods, including the impact impairments would have on your debt instruments or covenant compliance. For example, the discussion should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, market multiples and the assumptions underlying other valuation methodologies you utilized. Provide an explanation of how you weighted or evaluated the various valuation methodologies used. Refer to Sections 216 and 501.14 of the Financial Reporting Codification for guidance and Release No. 33- 8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Long-Lived Assets, page 20

5. In February 2009 you announced a temporary shutdown of your Utah facility
    because you did not anticipate sufficient near-term work located nearby to justify
    its operation. Please tell us whether you assessed these assets for impairment. If
    so, please tell us the contributing factors that supported your conclusion these
    assets were not impaired. Refer to SFAS 144 for guidance.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 9

6. Tubular products sales in the first quarter fell 60% from the fourth quarter of
    2008, and gross profit fell 89% from the prior quarter. Please explain how you
    considered the guidance in paragraph 28 of SFAS 142 in considering the need for
    interim impairment testing of goodwill. Specifically address how you considered
    the significant adverse change in the business climate since your annual testing, as
    applicable.

7. We note the decline in net sales for your tubular products for the quarter ended
    March 31, 2009 as compared to the same period on 2008. You attribute this
    change due to falling demand and rapidly declining sales prices. In future filings
    please include a discussion that explains the reason for the falling demand and the
    outlook for future periods.   Furthermore, given your statement regarding the
    rapid decline in the sales prices for your tubular products please tell us whether
    you assessed your inventory for impairment. Refer to Sections 501.04, .05 and
    .14 of the Financial Reporting Codification for guidance and Release No. 33-
    8350 "Interpretation: Commission Guidance Regarding Management's Discussion
    and Analysis of Financial Condition and Results of Operations."

Definitive Proxy Statement Filed April 3, 2009

Executive Compensation

Compensation Discussion and Analysis, page 10

8. Please provide us with an expanded analysis of how you determined and why you
    paid each of the particular levels and forms of compensation for the most recently
    completed fiscal year. For example, you provide little, if any, discussion of how
    you determined the amounts of the incentive bonuses received by your named
    executive officers. Please provide sufficient quantitative and qualitative analysis
    of the factors that your compensation committee considered in making specific
    compensation awards, e.g., the extent to which compensation compares to that of

the benchmarked companies, achievement of business objectives, individual performance, and other internal and external factors. Please explain and place in context how you considered each element of compensation, how you determined particular payout levels, and why determinations with respect to one element may or may not have influenced the committee's decisions with respect to other allocated or contemplated awards. Please refer to Item 402(b)(1)(iii), (v) and (vi) of Regulation S-K.

9. We note your disclosure on page 5 that the Committee does not use specific benchmark levels as the principal factor in its compensation discussions; however, your disclosure on page 10 referring to the Committee's evaluation of compensation paid to similarly situated executives of the Company's peer companies indicates that you have engaged in benchmarking of total or material elements of compensation. With a view toward future disclosure, please tell us what impact survey data provided by your compensation consultant had on your compensation decisions for the most recently completed fiscal year. In doing so, please clarify the extent to which your compensation decisions are derived from or based on a comparison to peer companies, being sure to identify the peer companies by name, or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Performance-Based Incentive Compensation, page 11

10. We note that "[a]wards are based on the Company's achievement of certain financial performance measures for the year, including sales and net income measures." We further note that you have not disclosed these performance targets. As these targets appear to be material to an understanding of your compensation policies and decisions for your named executive officers, we believe these targets should be disclosed. Please tell us what the targets were and provide us with a materially complete analysis as to why you have not publically disclosed the targets. In this regard, we direct your attention to Instruction 4 to Item 402(b) of Regulation S-K and note that you should address in detail both the materiality to investors of the undisclosed information and the likelihood that the disclosure of this information would cause substantial harm to your competitive position. Finally, please note that we may have additional comments on whether you have met the standards for treating the information confidentially. Please

refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

11. We note from the "Bonus" column of your summary compensation table that you paid discretionary bonuses during 2008. With a view toward future disclosure, please provide us with a materially complete description of the factors that went into the decision to pay the discretionary bonuses.

Item 15. Exhibits and Financial Statement Schedule, page 32

12. We note your disclosure that you have omitted certain schedules to Exhibits 10.12, 10.13 and 10.14. Please tell us why you believe that you can properly omit these schedules. In this regard, we note that the grounds for omission of schedules set forth in Item 601(b)(2) of Regulation S-K do not appear to apply to Exhibits 10.12, 10.13 and 10.14.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

 You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief